

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Samuel D. Bush
Chief Financial Officer
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

      Re: Saga Communications Inc.
           Form 10-K for the Year Ended December 31, 2022
           Filed March 16, 2023
           File No. 001-11588

Dear Samuel D. Bush:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology